Ames National Corporation

2001 ANNUAL REPORT

Table of Contents

Ames National Corporation

To Our Shareholders

Dear Shareholders,

The common theme which runs through our Company is customer satisfaction.

Financial Highlights

Net income for 2001 was $10.5 million, compared to the $9.1 million earned the prior year. Earnings increased to $3.38 per share, a 16% increase over the $2.92 per share in 2000. The 2001 net income represents a new high for Ames National Corporation.

Contributing to the higher earnings was a 23% increase in non-interest income and a 22% decrease in interest paid on deposits and borrowed funds.

Deposits of $512 million increased 4% over the previous year with checking deposits ending the year 14% higher. Total assets were $622 million, only slightly higher than year-end 2000.

During 2001 the Federal Reserve cut interest rates 11 times, leading to a reduction in the New York prime from 9.5% to 4.75% at year end. The dramatic drop in short term interest rates failed to ignite borrowing, which resulted in a 6% decrease in loans to $323 million. The events of September 11th, coupled with a weakening economy, forced many expansion plans to be put on hold.

Our Culture

The common theme which runs through our Company is customer satisfaction. Ames National Corporation and affiliate banks are customer driven in striving to understand the financial needs and goals of our clients. When assessing new products and services, each should serve the customer's needs, be affordable and provide convenience of delivery.

We are assessing growth opportunities through affiliation or acquisition, which, if successfully pursued, should enhance shareholder value.

Our People

Our people contribute a great deal to the success of Ames National Corporation. All employees, whether at the affiliate

Ames National Corporation

bank or Company level, have the same goal, to be the premier provider of financial services in central Iowa.

The affiliate banks are led by individuals who are strong local business and community leaders, living and working in their respective bank communities. We are proud of the fact that the affiliate banks all have local management making the decisions which affect their bank's operations.

Ames National Corporation understands the necessity of having strong, local boards of directors. Each affiliate bank has its own board comprised of individuals who have first hand knowledge of their community. Their advice and counsel are very important to each bank's success.

The Company staff includes knowledgeable professionals with extensive experience in compliance, auditing, technology and human resources. Their primary purpose is to assist the affiliate banks in these key areas. This allows bank staff to do what they do best: attract deposits, make loans, and provide leadership and assistance in community business, civic and charitable endeavors.

Community Commitment

Community banking plays an integral part in the growth of the individual communities. Ames National Corporation affiliate banks feel an obligation to help make each of their localities a better place to live through responsible citizenship. We believe our banks provide community banking at its best.

Sincerely,

Daniel L. Krieger
President

We believe our banks provide community banking at its best.

Ames National Corporation

Company Directors



Robert W. Stafford
Chairman of the Board



Daniel L. Krieger
President



Betty A. Baudler
President
Baudler Enterprises, Inc.



Dale F. Collings
Former President
State Bank & Trust Co.



James R. Christy
Chairman
State Bank & Trust Co.



Douglas C. Gustafson, DVM
Veterinarian
Boone Veterinary Hospital



Charles D. Jons, MD
Medical Consultant



Carroll B. Kinseth
Chairman
Randall-Story State Bank



James R. Larson, II
President
ACI Mechanical



Marvin J. Walter
President
Dayton Road Development Corporation

Ames National Corporation

Company Officers



SEATED, LEFT TO RIGHT

Edward C. Jacobson Vice President & Treasurer, **Daniel L. Krieger** President, **Tracy W. Laws** Asst. Vice President & Auditor

STANDING, LEFT TO RIGHT

Matthew R. Hackbart Asst. Information Systems Manager, **Timothy J. Lupardus** Asst. Vice President & Information Systems Manager, **John P. Nelson** Vice President, **Kevin G. Deardorff** Vice President & Technology Director, **Jacki L. Foley** Vice President

COMPANY INFORMATION

Ames National Corporation (the "Company") is a multi-bank holding company, which is engaged in the commercial banking business through its four banking subsidiaries consisting of one national bank and three state-chartered banks (collectively, the "Banks"). All of the Company's operations are conducted in the State of Iowa and primarily within the central Iowa counties of Boone and Story where the Banks are located. The Company does not engage in any material business activities apart from the ownership of the Banks.

The Company was organized and incorporated on January 21, 1975 under the laws of the State of Iowa to serve as a holding company for its principal banking subsidiary, First National Bank, Ames, Iowa (First National). In 1983, the Company acquired the stock of the State Bank & Trust Co. (State Bank) located in Nevada, Iowa; in 1991, the Company, through the newly-chartered Boone Bank & Trust Co. (Boone Bank), acquired certain assets and assumed certain liabilities of the former Boone State Bank & Trust Company located in Boone, Iowa; and in 1995, the Company acquired the stock of the Randall-Story State Bank (Randall-Story Bank) located in Story City, Iowa. Each Bank is a wholly owned subsidiary of the Company.

The principal sources of Company revenue are interest and fees earned on loans made by the Banks; service charges on deposit accounts maintained at the Banks; interest on fixed income investments held by the Banks; fees on trust services provided by those Banks exercising trust powers; and securities gains and dividends on equity investments held by the Company and the Banks.

The Banks' lending activities consist primarily of short-term and medium-term commercial and real estate loans, agricultural and business operating loans and lines of credit, equipment loans, vehicle loans, personal loans and lines of credit, home improvement loans and secondary mortgage loan origination. The Banks also offer a variety of demand, savings and time deposits, cash management services, credit cards, merchant credit card processing, safe deposit boxes, wire transfers, direct deposit of payroll and Social Security benefits and automated teller machine access. Three of the four Banks also offer trust services.

The Company provides various services to the Banks which include, but are not limited to, management assistance, auditing services, human resources services and administration, compliance management, marketing assistance and coordination, loan review and technology assistance with respect to computer systems and procedures.

First National, organized in 1903, is a nationally chartered, commercial bank with $350 million in assets at the end of 2001. First National provides full-service banking to businesses and residents within the Ames community and surrounding area. First National provides a variety of products and services designed to meet the needs of the market it serves. It has an experienced staff of bank officers who have spent the majority of their banking careers with First National and who emphasize long-term customer relationships. First National conducts business out of three full-service offices and one supermarket location, all located in the city of Ames. The main office is currently undergoing a 16,000-sq. ft. expansion with completion expected in the spring of 2002.

State Bank, organized in 1939, is a state-chartered, commercial bank with $94 million in assets at the end of 2001. State Bank provides full-service banking to businesses and residents within the Nevada area from its main Nevada location and branch offices in McCallsburg, Iowa and in Colo, Iowa. It is strong in agricultural, commercial and residential real estate lending. State Bank also provides a broad line of insurance products to customers.

Boone Bank is a state-chartered, commercial bank with $94 million in assets at the end of 2001. Boone Bank was organized in 1992 by the Company under a new state charter in connection with a purchase and assumption transaction. It provides full-service banking to businesses and residents within the Boone community and surrounding area. It is actively engaged in agricultural, consumer and commercial lending, including real estate. It conducts business from its main office and a full service office, both located in Boone, Iowa.

Randall-Story Bank, organized in 1928, is a state-chartered, commercial bank with $64 million in assets at the end of 2001. Randall-Story Bank provides full-service banking to Story City and the surrounding area from its main location in Story City and a full-service office in Randall, Iowa. While its primary emphasis is in agricultural lending, Randall-Story Bank also provides the traditional lending services typically offered by community banks. It also owns a small insurance agency, which operates out of the Randall office.

Ames National Corporation

Affiliate Bank Information

Boone Bank & Trust Co.

Locations:
Main Office
716 8th St. • Boone
Branch Office
1326 S. Story St. • Boone

Directors:
Richard Blomgren
Robert L. Cramer
Douglas C. Gustafson
Daniel L. Krieger
Patrick J. McMullan
Jeffrey K. Putzier
William S. Zinnel

First National Bank Ames

Locations:
Main Office
405 5th Street • Ames
University Office
2330 Lincoln Way • Ames
Cub Foods Office
3121 Grand Ave. • Ames
North Grand Office
2406 Grand • Ames

Directors:
Betty A. Baudler
Charles D. Jons
Daniel L. Krieger
James R. Larson II
Thomas H. Pohlman
Richard J. Roseland
David G. Topel
Robert W. Stafford
Marvin J. Walter
Terrill L. Wycoff

Randall-Story State Bank

Locations:
Main Office
606 E. Broad • Story City
Branch Office
450 Main St. • Randall

Directors:
Steven D. Forth
Edward C. Jacobson
Howard B. Johnson
Orley L. Kilburn
Carroll B. Kinseth
David L. Morris
Elaine C. Tekippe
Harold E. Thompson

State Bank & Trust Co.

Locations:
Main Office
1025 6th St. • Nevada
McCallsburg Office
425 Main St. • McCallsburg
Colo Office
405 Main St. • Colo

Directors:
James R. Christy
Gary W. Clem
James G. Frevert
Steven C. McGill
Richard O. Parker
Fred C. Samuelson
William D. Tufford
Terrill L. Wycoff

AFFILIATE BANK PRESIDENTS



LEFT TO RIGHT

William D. Tufford State Bank & Trust Co., **Thomas H. Pohlman** First National Bank, **David L. Morris** Randall-Story State Bank, **Jeffrey K. Putzier** Boone Bank & Trust Co.

FIVE YEAR PERFORMANCE RECORD

FIVE-YEAR PERFORMANCE RECORD

	2001	2000	1999	1998	1997
Return on Average Assests	1.71%	1.46%	1.74%	1.72%	1.69%
Return on Average Equity	11.5%	11.4%	12.9%	12.4%	12.4%
Dividend Yield	4.2%	2.9%	2.7%	2.8%	3.6%
Efficiency Ratio	41.9%	44.8%	42.9%	41.7%	42.1%

FIVE-YEAR FINANCIAL HIGHLIGHTS


$238
$279
$299
$339
$341
'97
'98
'99
'00
'01
Average Loans
(millions)


$1.21
$1.34
$1.47
$1.56
$1.66
'97
'98
'99
'00
'01
Dividends Per Share
(dollars)


$23.50
$25.38
$24.54
$27.60
$29.96
'97
'98
'99
'00
'01
Book Value Per Share
(dollars)


$432
$454
$483
$487
$497
'97
'98
'99
'00
'01
Average Deposits
(millions)


$2.78
$3.07
$3.31
$2.92
$3.38
'97
'98
'99
'00
'01
Earnings Per Share
(dollars)


$519
$561
$594
$627
$617
'97
'98
'99
'00
'01
Average Total Assets
(millions)

SELECTED FINANCIAL DATA

Ames National Corporation

Year Ended December 31, 2001
(dollars in thousands, except per share amounts)

	2001	2000	1999	1998	1997
STATEMENT OF INCOME DATA					
Interest Income	$41,474	$44,018	$40,361	$39,439	$37,073
Interest Expense	18,883	24,261	19,981	19,668	18,830
Net Interest Income	22,591	19,757	20,380	19,771	18,243
Provision for Loan Losses	898	460	166	437	279
Net Interest Income after Provision for Loan Losses	21,693	19,297	20,214	19,334	17,964
Noninterest Income	5,080	4,130	5,750	4,835	4,192
Noninterest Expense	11,587	10,712	11,208	10,264	9,447
Income Before Provision for Income Tax	15,186	12,715	14,756	13,905	12,709
Provision for Income Tax	4,639	3,596	4,429	4,279	3,966
Net Income	$10,547	$9,119	$10,327	$9,626	$8,743
DIVIDENDS AND EARNINGS PER SHARE DATA					
Cash Dividends	$5,187	$4,932	$4,664	$4,355	$3,971
Cash Dividends Declared per Share	$1.66	$1.58	$1.50	$1.39	$1.26
Basic and Diluted Earnings per Share	$3.38	$2.92	$3.31	$3.07	$2.78
Weighted Average Shares Outstanding	3,123,885	3,120,375	3,118,427	3,138,939	3,143,656
BALANCE SHEET DATA					
Total Assets	$622,280	$619,385	$605,881	$579,956	$542,460
Net loans	323,043	344,015	309,652	287,713	266,305
Deposits	511,509	493,429	484,620	482,513	442,353
Stockholders' Equity	93,622	86,177	76,073	79,109	74,045
Equity to Assets Ratio	15.04%	13.91%	12.56%	13.64%	13.65%
FIVE YEAR FINANCIAL PERFORMANCE					
Net Income	$10,547	$9,119	$10,327	$9,626	$8,743
Average Assets	616,971	626,560	594,441	560,524	518,631
Average Stockholders' Equity	91,373	80,081	80,074	77,445	70,451
Return on Assets (net income divided by average assets)	1.71%	1.46%	1.74%	1.72%	1.69%
Return on Equity (net income divided by average equity)	11.54%	11.39%	12.90%	12.43%	12.41%
Efficiency Ratio (noninterest expense divided by 0noninterest income plus net interest income)	41.87%	44.84%	42.89%	41.71%	42.11%
Dividend Payout Ratio (dividends per share divided by net income per share)	49.11%	54.11%	45.32%	45.28%	45.32%
Equity to Assets Ratio (average equity divided by average assets)	14.81%	12.78%	12.78%	13.03%	13.58%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is provided for the consolidated operations of the Company, which includes its wholly owned banking subsidiaries, First National, State Bank, Boone Bank and Randall-Story Bank. The purpose of this discussion is to focus on significant factors affecting the Company's financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

The discussion herein may contain forward-looking statements about the Company, its business and its prospects. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include use of the words "believe", "expect", "anticipate", "intend", "plan", "estimate" or words of similar meaning, or future or conditional verbs such as "will", "would", "should", "could" or "may". Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors, many of which are beyond the Company's control, could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Such risks and uncertainties with respect to the Company include those related to the economic environment, particularly in the areas in which the Company and the Banks operate, competitive products and pricing, fiscal and monetary policies of the U.S. government, changes in governmental regulations affecting financial institutions, including regulatory fees and capital requirements, changes in prevailing interest rates, credit risk management and asset/liability management, the financial and securities markets and the availability of and costs associated with sources of liquidity.

GENERAL

The Company earned net income of $10,547,000 in 2001, compared to net income of $9,119,000 in 2000 and net income of $10,327,000 in 1999. The higher level of income in 2001 as compared to 2000 is attributable to lower interest expense on deposits and other borrowings partially offset by lower interest income on loans and investment securities. Income declined in 2000 in comparison to 1999 primarily as a result of reduced realized gains on securities ($716,000 in 2000 versus $1,266,000 in 1999) and a charged-off bond recovery of $846,000 in 1999 which did not recur in 2000. The Company's net income is derived principally from the operating results of the Banks. All four Banks are well-established financial institutions that have a record of profitable operations.

FINANCIAL CONDITION

Net loans for the year ended December 31, 2001, declined to $328,489,000 from $349,388,000 for the same period in 2000. The decline in loan volume can be attributed to a slowdown in local, state, and national economic activity and aggressive competition for loans. For the year 2000, net loans increased $34,363,000, and $26,323,000 of the increase was in real estate mortgage loans. A strong local economy, moderate interest rates and several new business opportunities in 2000 contributed to the loan growth. The reasons for the declining trend in the net interest margin prior to 2001 were the competitive pressures in the local markets and the higher deposit interest rates experienced in 2000. Currently, the Company's largest market, Ames, Iowa, has six banks, three thrifts, five credit unions and several other financial investment companies. In addition, several of the financial institutions have multiple branch locations. Multiple banks are also located in the Company's other communities creating similarly competitive environments. This high level of competition in the local markets will likely cause downward pressure on the net interest margin of the Company into the foreseeable future. The decrease in investment securities to $213,778,000 on December 31, 2001 compare to $232,706,000 on December 31, 2000 resulted from the proceeds of maturing and called investment securities being held as federal funds sold. These short-term funds are expected to be re-invested in longer-term assets as investment yields become more favorable. Total assets increased 0.47 percent in 2001, compared to an increase of 2.29 percent in 2000. The limited increase in assets in 2001 and 2000 was primarily attributable to market competition limiting deposit growth. In 2001, the rates paid on deposits were lower than in 2000 as a result of decreases in market interest rates. Deposits increased 3.66 percent in 2001 compared to an increase of 1.82 percent in 2000. The Banks continue to compete for deposits in market areas where the total deposit growth continues to be weak as a result of significant bank and non-bank competition. Other borrowings, including Federal Home Loan Bank Advances, federal funds purchased, and securities sold under agreement to repurchase, totaled $11,596,000 in 2001 compared to $35,007,000 in 2000. Other borrowings declined in 2001 as the result of the maturity and sale of securities.

Average Balance Sheet and Interest Rates

The following tables show average balances and interest income or interest expense, with the resulting average yield or rate by category of average earning asset or interest bearing liability.

Assets

(dollars in thousands)

	2001			2000			1999		
	Average balance	Revenue/ expense	Yield/ rate	Average balance	Revenue/ expense	Yield/ rate	Average balance	Revenue/ expense	Yield/ rate
Interest-earning assets									
Loans									
Commercial	$49,081	$4,107	8.37%	$52,764	$4,378	8.30%	$44,536	$4,072	9.14%
Agricultural	28,302	2,492	8.81%	26,328	2,465	9.36%	24,242	2,365	9.76%
Real estate	240,382	19,458	8.09%	232,823	18,963	8.14%	206,830	16,091	7.78%
Consumer and other	23,675	1,834	7.75%	27,200	2,500	9.19%	23,456	1,858	7.92%
Total loans (including fees)	$341,440	$27,891	8.17%	$339,115	$28,306	8.35%	$299,064	$24,386	8.15%
Investment securities									
Taxable	$146,213	$9,303	6.36%	$179,858	$11,644	6.47%	$186,504	$12,187	6.53%
Tax-exempt	68,001	5,210	7.66%	72,521	5,442	7.50%	67,998	5,088	7.48%
Total investment securities	$214,214	$14,513	6.78%	$252,379	$17,086	6.77%	$254,502	$17,275	6.79%
Interest bearing deposits with banks	$251	$13	5.18%	$1,718	$99	5.76%	$2,416	$137	5.67%
Federal funds sold	25,953	829	3.19%	5,602	377	6.73%	5,927	294	4.96%
Total Interest-earning assets	$581,858	$43,246	7.43%	$598,814	$45,868	7.66%	$561,909	$42,092	7.49%
Noninterest-earning assets									
Cash and due from banks	$21,040			$19,324			$18,255		
Premises and equipment, net	5,892			5,285			5,368		
Other, less allowance for loan losses	8,181			3,137			8,909		
Total noninterest-earning assets	$35,113			$27,746			$32,532		
Total Assets	$616,971			$626,560			$594,441		

1 Average loan balance includes nonaccrual loans, if any. Interest income collected on nonaccrual loans has been included.

2 Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental rate of 34%.

AVERAGE BALANCE SHEET AND INTEREST RATES

LIABILITIES AND STOCKHOLDERS' EQUITY

(dollars in thousands)

	2001			2000			1999		
Interest-bearing liabilities	Average balance	Revenue/ expense	Yield/ rate	Average balance	Revenue/ expense	Yield/ rate	Average balance	Revenue/ expense	Yield/ rate
Deposits									
Savings, NOW accounts, and money markets	$228,908	$5,727	2.50%	$218,795	$8,144	3.72%	$212,612	$6,880	3.24%
Time deposits < $100,000	158,625	8,736	5.51%	159,035	8,972	5.64%	157,286	8,327	5.29%
Time deposits > $100,000	58,253	3,329	5.71%	62,052	3,823	6.16%	67,310	3,687	5.48%
Total deposits	$445,786	$17,792	3.99%	$439,882	$20,939	4.76%	$437,208	$18,894	4.32%
Other borrowed funds	23,008	1,091	4.74%	52,749	3,322	6.30%	22,854	1,087	4.76%
Total Interest-bearing liabilities	$468,794	$18,883	4.03%	$492,631	$24,261	4.92%	$460,062	$19,981	4.34%
Noninterest-bearing liabilities									
Demand deposits	$51,113			$47,590			$45,719		
Other liabilities	5,691			6,258			8,586		
Stockholders' equity	$91,373			$80,081			$80,074		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$616,971			$626,560			$594,441		
Net interest income		$24,363	4.19%		$21,607	3.61%		$22,111	3.93%
Margin Analysis									
Interest income/earning assets		$43,246	7.43%		$45,868	7.66%		$42,092	7.49%
Interest expense/earning assets		18,883	3.25%		24,261	4.05%		19,981	3.56%
Net interest income/earning assets		24,363	4.19%		21,607	3.61%		22,111	3.93%

Rate and Volume Analysis

The following table sets forth, on a tax-equivalent basis, a summary of the changes in net interest income resulting from changes in volume and rates (dollars in thousands and in tax equivalent basis).

	2001 Compared to 2000			2000 Compared to 1999		
	Volume	Rate	Total	Volume	Rate	Total
Interest income						
Loans						
Commercial	($308)	$37	($271)	$706	($400)	$306
Agricultural	179	(152)	$27	198	(98)	100
Real estate	613	(118)	495	2,091	781	2,872
Consumer and other	(301)	(365)	(666)	321	321	642
Total loans (including fees)	$183	($598)	($415)	$3,316	$604	$3,920
Investment securities						
Taxable	($2,144)	($197)	($2,341)	($431)	($112)	($543)
Tax-exempt	(344)	112	(232)	339	15	354
Total investment securities	($2,488)	($85)	($2,573)	($92)	($97)	($189)
Interest bearing deposits with banks	($77)	($9)	($86)	($40)	$2	($38)
Federal funds sold	741	(289)	452	(17)	100	83
Total Interest-earning assets	($1,641)	($981)	($2,622)	$3,167	$609	$3,776
Interest-bearing liabilities						
Deposits						
Savings, NOW accounts, and money markets	$361	($2,778)	($2,417)	$205	$1,059	$1,264
Time deposits < $100,000	(23)	(213)	(236)	94	551	645
Time deposits > $100,000	(226)	(268)	(494)	(301)	437	136
Total deposits	$112	($3,259)	($3,147)	($2)	$2,047	$2,045
Other borrowed funds	(1,551)	(680)	(2,231)	1,792	443	2,235
Total Interest-bearing liabilities	($1,439)	($3,939)	($5,378)	$1,790	$2,490	$4,280
Net interest income/earning assets	($202)	$2,958	$2,756	$1,377	($1,881)	($504)

1 The change in interest due to both volume and yield/rate has been allocated to change due to volume and change due to yield/rate in proportion to the absolute value of the change in each.

Net Interest Income

The Company's largest component contributing to net income is net interest income, which is the difference between interest earned on earning assets which are primarily loans and investments and interest paid on interest bearing liabilities which are primarily deposits and borrowings. The volume of and yields earned on earning assets and the volume of and the rates paid on interest bearing liabilities determine net interest income. Interest earned and interest paid is also affected by general economic conditions, particularly changes in market interest rates, and by government policies and the action of regulatory authorities. Net interest income divided by average earning assets is referred to as net interest margin. For the years December 31, 2001, 2000 and 1999, the Company's net interest margin was 4.19 percent, 3.61 percent and 3.93 percent, respectively. The improved net interest margin in 2001 is attributable to lower interest expense as the Company was able to lower deposit and other borrowings rates more quickly than loans and investment rates declined. Conversely, rising rates and market competition caused the net interest margin to decline in 2000.

The reasons for the declining trend in the net interest margin prior to 2001 were the competitive pressures in the local markets and the higher deposit interest rates experienced in 2000. Currently, the Company's largest market, Ames, Iowa, has six banks, three thrifts, five credit unions and several other financial investment companies. In addition, several of the financial institutions have multiple branch locations. Multiple banks are also located in the Company's other communities creating similarly competitive environments. This high level of competition in the local markets will likely cause downward pressure on the net interest margin of the Company into the foreseeable future.

Net interest income during 2001, 2000 and 1999 totaled $22,591,000, $19,757,000 and $20,380,000, respectively, representing a 14.34 percent increase in 2001 from 2000 and a 3.06 percent decrease in 2000 compared to 1999. The higher net interest income in 2001 as compared to 2000 resulted from lower interest expense as the Company was able to lower deposit and other borrowings rates more quickly than loans and investment rates declined. Other borrowing costs were also down significantly as the result of a lower level of borrowing in 2001 versus 2000, as proceeds from maturing and sold investments were utilized to lower borrowing levels. The decrease in net interest income in 2000 as compared to 1999 is attributable to higher interest expense on interest bearing liabilities attributable to both volume and interest rate, partially offset by higher interest income on earning assets. The rising 2000 interest rate environment increased interest expense compared to 1999 as the funding liabilities repriced more quickly than the assets.

Provision For Loan Losses

The provision for loan losses reflects management's judgment of the expense to be recognized in order to maintain an adequate allowance for loan losses. The Company provided $898,000 for loan losses during 2001 compared to $460,000 in 2000 and $166,000 in 1999. The primary reason for the increased allowance for loan losses in 2001 versus 2000 was the charge-off of $612,000 in commercial leases. The increased provision for loan losses in 2000 versus 1999 was due to the growth in the Banks' loan portfolios.

Management believes the allowance for loan losses to be adequate to absorb probable losses in the current portfolio. This statement is based upon management's continuing evaluation of inherent risks in the current loan portfolio, current levels of classified assets and general economic factors. The Company will continue to monitor the allowance and make future adjustments to the allowance as conditions dictate.

Noninterest Income and Expense

Non-interest income during 2001, 2000 and 1999 totaled $5,080,000, $4,130,000 and $5,750,000, respectively, representing a 23.00 percent increase in 2001 from 2000 and a 28.17 percent decrease in 2000 compared 1999. The increase in 2001 can be attributed to higher security gains and increased revenues from deposit, trust and secondary market lending services. The decrease in 2000 was primarily related to a lower level of security gains, decreased income from secondary market loan fees and the non-recurrence of a recovery of a charged-off investment in 1999. The recovered investment was a corporate bond issued by the Bank of New England purchased for $1,004,000 in 1989 that was subsequently written down to $150,000 in 1991 and 1992 due to the commencement of bankruptcy proceedings by the issuer. The delay in the recovery was due to extended litigation involving the issuer's bankruptcy trustee, bank regulatory agencies and the issuer's external auditors.

Non-interest expense during 2001, 2000 and 1999 totaled $11,587,000, $10,712,000 and $11,208,000, respectively, representing a 8.17 percent increase in 2001 versus 2000 and a 4.43 percent decrease in 2000 compared to 1999. The higher noninterest expense in 2001 is primarily attributable to higher salary and benefits expenses, data processing costs, and professional fees associated with filings with the Securities and Exchange Commission. The decrease in 2000 was primarily related to lower costs associated with data processing, equipment and advertising. The percentage of non-interest expense to average assets was 1.88 percent in 2001, compared to 1.71 percent and 1.89 percent during 2000 and 1999, respectively.

Provision for Income Taxes

The provision for income taxes for 2001, 2000 and 1999 was $4,639,000, $3,596,000 and $4,429,000, respectively. This amount represents an effective tax rate of 30.54 percent during 2001, compared to 28.28 percent and 30.01 percent for 2000 and 1999, respectively. The Company's marginal federal tax rate is currently 35 percent. The difference between the Company's effective and marginal tax rate is primarily related to investments made in tax exempt securities.

Investment Portfolio

The following table presents the market values, which represent the carrying values due to the available-for-sale classification, of the Company's investment portfolio as of December 31, 2001, 2000 and 1999, respectively (dollars in thousands).

	2001	2000	1999
U.S. treasury securities	$12,548	$23,150	$29,599
U.S. government agencies	60,858	85,864	97,209
State and political subdivisions	63,109	61,411	64,582
Corporate bonds	51,106	43,167	46,011
Equity securities	26,157	19,114	16,763
Total	$213,778	$232,706	$254,164

Investments in States and political subdivisions represent purchases of municipal bonds located primarily in the state of Iowa and contiguous states.

Investment in other securities includes corporate debt obligations of companies located and doing business throughout the United States. The debt obligations were all within the credit ratings acceptable under the Banks' investment policies with the exception of one corporate bond with an amortized cost of $496,000 and a market value of $448,000. The bond was rated by Moody's and Standard & Poor's rating service publications as BA1 and BB, respectively, as of December 31, 2001 falling outside the bank's acceptable rating standards subsequent to its purchase date of November 16, 1998. As of December 31, 2001, the Company did not have securities from a single issuer, except for the United States Government or its agencies, which exceeded 10 percent of consolidated stockholders' equity.

Investment Maturities as of December 31, 2001

The investments in the following table are reported by contractual maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties (dollars in thousands).

	Within 1 Year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
U.S. treasury	$8,888	$3,162	$498	-----	$12,548
U.S. government agencies	5, 425	34,892	18,541	2,000	60,858
States and political subdivisions	6,953	20,283	24,026	11,847	63,109
Corporate bonds	7,357	22,987	19,489	1,273	51,106
Total	$28,623	$81,324	$62,554	$15,120	$187,621
Weighted average yield					
U.S. treasury	6.41%	5.45%	5.20%	-	6.15%
U.S. government agencies	6.07%	5.73%	6.54%	7.00%	6.06%
State political subdivisions*	7.24%	7.38%	7.65%	7.57%	7.51%
Corporate bonds	7.36%	6.51%	6.44%	6.42%	6.60%
Total	6.76%	6.36%	6.93%	7.40%	6.70%

*Yields on tax-exempt obligations of states and political subdivisions have been computed on a tax-equivalent basis.

LOAN PORTFOLIO

TYPES OF LOANS

The following table sets forth the composition of the Company's loan portfolio for the past five years ending at December 31, 2001 (dollars in thousands).

	2001	2000	1999	1998	1997
Real Estate					
Construction	$12,677	$12,221	$9,062	$7,641	$8,562
1-4 family residential	84,379	97,663	89,171	84,767	80,632
Commercial	117,211	112,415	98,840	83,115	69,193
Agricultural	21,029	21,095	19,999	18,336	17,202
Commercial	45,631	53,955	48,920	52,458	50,387
Agricultural	27,367	28,199	25,575	23,882	23,682
Consumer and other	20,920	24,576	23,897	23,263	22,023
Total loans	329,214	350,124	315,464	293,462	271,681
Deferred loan fees, net	725	736	826	903	917
Net loans	$328,489	$349,388	$314,638	$292,559	$270,764

The Company's loan portfolio consists of commercial loans, agricultural loans, commercial real estate and residential real estate loans and consumer loans. As of December 31, 2001, gross loans totaled approximately $329 million, which equals approximately 64 percent of total deposits and 53 percent of total assets. As of December 31, 2001, the majority of the loans were originated directly by the Banks to borrowers within the Banks' principal market areas. There are no foreign loans outstanding during the years presented.

Commercial loans consist primarily of loans to businesses for various purposes including revolving lines to finance current operations, floor-plans, inventory and accounts receivable; capital expenditure loans to finance equipment and other fixed assets; and letters of credit. These loans generally have short maturities, have either adjustable or fixed rates and are unsecured or secured by inventory, accounts receivable, equipment and/or real estate.

Agricultural loans play an important part in the Banks' loan portfolios. Iowa is a major agricultural state and is a national leader in both grain and livestock production. The Banks play a significant role in their communities in financing operating, livestock and real estate activities. All lending is done on a personal basis using cash flow as the most important criterion after assessing the borrower's character. Government programs are utilized where the benefit to both borrower and lender is evident.

Real estate loans include various types of loans for which the Banks hold real property as collateral and consist of loans primarily on commercial properties and single family residences. Real estate loans typically have fixed rates for up to five years with the Company's loan policy having a maximum fixed rate maturity of up to 15 years. The majority of construction loan volume is to contractors to construct commercial buildings and generally have maturities of up to 12 months. The Banks originate residential real estate loans for sale to the secondary market for a fee.

Consumer loans include loans extended to individuals for household, family and other personal expenditures not secured by real estate. The majority of the Banks' consumer lending is for vehicles, consolidation of personal debts, household appliances and improvements.

The interest rates charged on loans vary with the degree of risk, the amount of the loan and the maturity of the loan. Competitive pressures, market interest rates, the availability of funds and government regulation further influence the rate charged on a loan.

Management's Discussion & Analysis, cont.

The Banks follow a loan policy, which has been approved by both the Company and Banks' Boards of Directors and are overseen by both Company and Bank management. These policies establish lending limits, review and grading criteria and other guidelines such as loan administration and allowance for loan losses. Loans are approved by the Banks' Board of Directors and/or designated officers in accordance with respective guidelines and underwriting policies of the Company. Loans to one borrower are limited by applicable state and federal banking laws. Credit limits generally vary according to the type of loan and the individual loan officer's experience.

Maturities and Sensitivities of Loans to Changes in Interest Rates as of December 31, 2001

The contractual maturities of the Company's loan portfolio are as shown below. Actual maturities may differ from contractual maturities because individual borrowers may have the right to prepay loans with or without prepayment penalties (dollars in thousands).

	Within 1 Year	After 1yr but within 5 years	After 5 years	Total
Real Estate				
Construction	$9,778	$2,583	$316	$12,677
1-4 family				
residential	5,036	36,151	43,192	84,379
Commercial	7,671	76,098	33,442	117,211
Agricultural	1,999	3,939	15,091	21,029
Commercial	19,844	19,843	5,944	45,631
Agricultural	18,377	6,128	2,862	27,367
Consumer & other	4,175	8,854	7,891	20,920
Total loans	$66,880	$153,596	$108,738	$329,214

	After 1 year but within 5 years	After 5 years
Loan maturities after one year with:		
Fixed rates	$129,409	$108,551
Variable rates	24,187	187
	$153,596	$108,738

Non-performing Assets

The following table sets forth information concerning the Company's non-performing assets for the past five years ending December 31, 2001 (dollars in thousands).

	2001	2000	1999	1998	1997
Non-performing assets:					
Nonaccrual loans	$2,692	$2,663	$405	$80	$69
Loans 90 days or more past due	797	242	723	581	872
Restructured loans	---	---	---	---	253
	3,489	2,905	1,128	661	1,194
Other real estate owned	159	75	41	43	89
Total non-performing assets	$3,648	$2,980	$1,169	$704	$1,283

The accrual of interest on non-accrual and other impaired loans is discontinued at 90 days or when, in the opinion of management, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Interest income on restructured loans is recognized pursuant to the terms of the new loan agreement. Interest income on other impaired loans is monitored and based upon the terms of the underlying loan agreement. However, the recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan or the observable fair market value of the loan's collateral.

Outstanding loans of $886,000 were placed on non-accrual status in 2001 with total non-accrual loans equaling $2,692,000 as of December 31, 2001. Outstanding loans of $2,578,000 were placed on non-accrual status in 2000 with total non-accrual loans equaling $2,663,000 as of December 31, 2000. Outstanding loans of $392,000 were placed on non-accrual status in 1999 with total non-accrual loans equaling $405,000 as of December 31, 1999. A real estate loan at First National with a December 31, 2001 balance of $1,305,000 compared to $1,790,000 as December 31, 2000 is the largest non-performing asset that was placed on non-accrual status in 2000. For the years ended December 31, 2001, 2000 and 1999, interest income, which would have been recorded under the original terms of such loans was approximately $243,000, $254,000 and $46,000, respectively, with $114,000, $101,000 and $17,000, respectively, recorded. Additional potential problem loans and leases as of December 31, 2001, consisted of a pool of purchased leases with a balance of $2,330,000.

Summary of the Allowance for Loan Losses

The provision for loan losses represents charges made to earnings to maintain an adequate allowance for loan losses. The allowance for loan losses is management's best estimate of probable losses inherent in the loan portfolio as of the balance sheet date. Factors considered in establishing an appropriate allowance include: an assessment of the financial condition of the borrower; a realistic determination of value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; an analysis of the levels and trends of loan categories; and a review of delinquent and classified loans.

The adequacy of allowance for loan losses is evaluated quarterly by management and the respective Bank boards. This evaluation focuses on specific loan reviews, changes in the type and volume of the loan portfolio given the current and forecasted economic conditions and historical loss experience. Any one of the following conditions may result in the review of a specific loan: concern about whether the customer's cash flow or net worth are sufficient to repay the loan; delinquent status; the loan has been criticized in a regulatory examination; the accrual of interest has been suspended; or other reasons including when the loan has other special or unusual characteristics which suggest special monitoring is warranted.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgment about information available to them at the time of their examination.

Analysis of the Allowance for Loan Losses

The Company's policy is to charge-off loans when, in management's opinion, the loan is deemed uncollectible, although concerted efforts are made to maximize future recoveries. The following table sets forth information regarding changes in the Company's Allowance For Loan Losses For The Most Recent Five Years (dollars in thousands).

	2001	2000	1999	1998	1997
Balance at beginning of period	$5,373	$4,986	$4,846	$4,459	$4,159
Charge-offs:					
Real Estate					
Construction	-	-	-	-	-
1-4 Family Residential	1	-	-	-	-
Commercial	-	-	18	-	-
Agricultural	-	-	-	-	-
Commercial	768	55	-	118	-
Agricultural	-	-	-	-	-
Consumer and other	83	96	41	26	34
	852	151	59	144	34
Recoveries:					
Real Estate					
Construction	-	-	-	-	-
1-4 Family Residential	-	-	-	-	-
Commercial	-	-	16	-	1
Agricultural	-	-	-	-	-
Commercial	8	66	-	79	36
Agricultural	-	-	-	-	-
Consumer and other	19	12	17	15	18
	27	78	33	94	55
Net charge-offs (recoveries)	$825	$73	$26	$50	($21)
Additions charged to operations	898	460	166	437	279
Balance at end of period	$5,446	$5,373	$4,986	$4,846	$4,459
Average Loans Outstanding	$341,440	$339,115	$299,064	$279,054	$237,601
Ratio of net charge-offs during the period to average loans outstanding	0.24%	0.02%	0.01%	0.02%	-0.01%
Ratio of allowance for loan losses to average loans outstanding	1.60%	1.58%	1.67%	1.74%	1.88%

Reserve levels increased to 1.60 percent of outstanding loans as of December 31, 2001 compared to 1.58 percent for the prior year-end. Problem commercial leases identified in 2001 led to higher provision expense, net charge-offs and specific reserves as credit weaknesses were identified. General reserve allocations remained consistent in 2001 with prior years.

General reserves for loan categories normally range from 1.0 to 2.0 percent of the outstanding loan balances. As loan volume increases, the general reserve levels increase with that growth. As the previous table indicates, the additional loan provision for years 1997 through 2000 is the most significant change in the reserve level as a result of growth in the loan portfolio. The general reserve loss factors have remained consistent over the five-year period presented. The allowance relating to commercial and 1-4 family residential real estate loans are the largest reserve components. Commercial real estate loans have higher general reserve levels than 1-4 family residential real estate loans as management perceives more risk in this type of lending. Elements contributing to the higher risk level include susceptibility of businesses to changing environmental factors such as the economic business cycle, the larger individual loan amounts, a limited number of buyers and the specialized uses for some properties. As of December 31, 2001, commercial real estate loans have general reserves of 1.30 percent and 1-4 family residential loans, which management generally considers lower risk, have general reserves of 1.00 percent. The estimation methods and assumptions used in determining the allowance for the five years presented have remained consistent.

Loans that the Banks have identified as having higher risk levels are reviewed individually in an effort to establish adequate loss reserves. These reserves are considered specific reserves and are directly impacted by the credit quality of the underlying loans. Normally, as the actual or expected level of non-performing loans increase, the specific reserves also increase. The rise in specific reserves from 1997 through 1999 was minimal, with the largest increase in total specific reserves being limited to $35,000 from 1998 to 1999. For December 31, 2001 and 2000, specific reserves increased $142,000 or 12 percent and $177,000 or 18 percent, respectively. Specific allocations for commercial leases was the primary reason for the increase in total reserve levels in 2001. The specific reserves are dependent upon assumptions regarding the liquidation value of collateral and the cost of recovering collateral including legal fees. Changing the amount of specific reserves on individual loans has had the largest impact on the reallocation of the reserve among different parts of the portfolio.

Other factors that are considered when determining the adequacy of the reserve include loan concentrations, loan growth, the economic outlook and historical losses. The Company's concentration risks include geographic concentration in central Iowa; the local economy's dependence upon several large governmental entities, including Iowa State University and the Iowa Department of Transportation; and the health of Iowa's agricultural sector that is dependent on weather conditions and government programs. Additional reserves have not been established for local and national economic conditions over the last five-year period, as the economy has been healthy and credit quality has remained favorable. Historical losses reflect good credit quality over the past five years, as net losses have not exceeded .24 percent which compares favorably to the Company's reserve of 1.60 percent as of December 31, 2001. However, no assurances can be made that losses will remain at the favorable levels experienced over the past five years.

Allocation of the Allowance for Loan Losses

The following table sets forth information concerning the Company's allocation of the allowance for loan losses (dollars in thousands).

	2001		2000		1999		1998		1997	
	Amount	% *	Amount	% *	Amount	% *	Amount	% *	Amount	% *
Balance at end of period applicable to:										
Real Estate										
Construction	178	3.85%	163	3.49%	91	2.87%	80	2.60%	99	3.15%
1-4 family residential	980	25.63%	1,088	27.89%	899	28.27%	809	28.89%	916	29.68%
Commercial	1,704	35.60%	1,619	32.11%	1,536	31.33%	1,330	28.32%	1,143	25.47%
Agricultural	279	6.39%	315	6.03%	237	6.34%	194	6.25%	175	6.33%
Commercial	938	13.86%	754	15.41%	573	15.51%	828	17.88%	728	18.55%
Agricultural	457	8.31%	421	8.05%	541	8.11%	517	8.14%	367	8.72%
Consumer and other	258	6.35%	538	7.02%	560	7.58%	604	7.93%	535	8.11%
Unallocated	652		475		549		484		479	
	$5,446	100%	$5,373	100%	$4,986	100%	$4,846	100%	$4,442	100%

* Percent of loans in each category to total loans.

Deposits

Types of Deposits

The Company's primary source of funds is customer deposits. The Company attempts to attract non-interest-bearing deposits, which are a low cost funding source. In addition, the Banks offer a variety of interest-bearing accounts designed to attract both short-term and longer-term deposits from customers. Interest-bearing accounts earn interest at rates established by Bank management based on competitive market factors and the Company's need for funds. While nearly 75 percent of the Banks' certificates of deposit mature in the next year, it is anticipated that a majority of these certificates will be renewed. Rate sensitive certificates of deposits in excess of $100,000 are subject to somewhat higher volatility with regard to renewal volume as the Banks adjust rates based upon funding needs. In the event a substantial volume of certificates are not renewed, the Company has sufficient liquid assets and borrowing lines to fund significant runoff. A sustained reduction in deposit volume would have a significant negative impact on the Company's operation and liquidity. The Company traditionally has not relied upon brokered deposits and does not anticipate utilizing such funds at the present time.

AVERAGE DEPOSITS BY TYPE

The following table sets forth the average balances for each major category of deposit and the weighted average interest rate paid for deposits during the years ended December 31, 2001, 2000 and 1999 (dollars in thousands).

	2001		2000		1999	
	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest bearing demand deposits	$51,113		$47,590		$45,719	
Interest bearing demand deposits	103,529	2.01%	98,105	3.17%	93,910	2.61%
Money market deposit	101,267	3.23%	93,583	4.67%	88,834	4.25%
Savings deposits	24,112	1.56%	27,107	2.39%	29,868	2.21%
Time certificates < $100,000	158,625	5.51%	159,035	5.64%	157,286	5.29%
Time certificates > $100,000	58,253	5.71%	62,052	6.16%	67,310	5.48%
	$496,899		$487,472		$482,927	

DEPOSIT MATURITY

The following table shows the amounts and remaining maturities of time certificates of deposit that had balances of more than $100,000 at December 31, 2001, 2000 and 1999 (in thousands).

	2001	2000	1999
3 months or less	$16,771	$21,665	$21,548
Over 3 through 12 months	24,590	34,901	27,362
Over 12 through 36 months	4,765	6,996	11,829
Over 36 months	1,590	333	1,364
Total	$47,716	$63,895	$62,103

Borrowed Funds

The following table summarizes the outstanding amount of and the average rate on borrowed funds as of December 31, 2001, 2000 and 1999. (dollars in thousands)

	2001		2000		1999	
	Balance	Average Rate	Balance	Average Rate	Balance	Average Rate
FHLB advances	$1,000	5.21%	$16,000	6.59%	$3,000	5.94%
Federal funds purchased and repurchase agreements	10,596	2.54%	19,007	6.19%	37,285	5.44%
Total	$11,596	2.77%	$35,007	6.37%	$40,285	5.48%

Average Annual Borrowed Funds

The following table sets forth the average amount of, the average rate paid and maximum outstanding balance on borrowed funds for the years ended December 31, 2001, 2000 and 1999.

	2001		2000		1999	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
FHLB	$8,791	6.29%	$20,973	6.99%	$1,060	5.38%
Federal funds purchased & repurchase agreements	14,217	3.78%	31,776	5.84%	21,794	4.73%
Total	$23,008	4.74%	$52,749	6.30%	$22,854	4.76%

	2001	2000	1999
Maximum Amount Outstanding during the year			
FHLB advances	$16,000	$50,300	$3,000
Federal funds purchased and repurchase agreements	25,400	36,362	27,973

Liquidity and Capital Resources

The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for profitable business expansion. The Company's principal source of funds is deposits including demand, money market, savings and certificates of deposit. Other sources include principal repayments on loans, proceeds from the maturity and sale of investment securities, federal fund purchased, repurchase agreements, advances from the Federal Home Loan Bank (FHLB) and funds provided by operations. Net cash from operating activities contributed $12,253,000, $8,212,000 and $8,756,000 to liquidity for years 2001, 2000 and 1999, respectively. Liquid assets of cash on hand, balances due from other banks, federal funds sold and interest-bearing deposits in financial institutions increased from $29,368,000 in 2000 to $72,059,000 in 2001 and from $26,954,000 in 1999 to $29,368,000 in 2000. The significant increase in liquidity in 2001 is the result of diminished loan demand and proceeds from maturing and called investments. These proceeds were invested in federal funds sold as of December 31, 2001 and are expected to be invested in longer-term assets as investment yields become more favorable. To provide additional external liquidity, the Banks have outstanding lines of credit with the Federal Home Loan Bank of Des Moines, Iowa of $51,400,000 and federal funds borrowing capacity at correspondent banks of $46,000,000. The FHLB advances and other borrowed funds for the Company totaled $1,000,000 and $10,596,000, respectively as of December 31, 2001. Management believes that the Company's liquidity sources will be sufficient to support its existing operations for the foreseeable future.

The Company's liquidity on an unconsolidated basis is heavily dependent upon dividends paid to the Company by the Banks. Various federal and state statutory provisions limit the amount of dividends banking subsidiaries are permitted to pay to their holding companies without regulatory approval. Federal Reserve policy further limits the circumstances under which bank holding companies may declare dividends. For example, a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. In addition, the Federal Reserve and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings. Federal and state banking regulators may also restrict the payment of dividends by order.

First National, as a national bank, generally may pay dividends from undivided profits without restriction, provided that its surplus fund is at least equal to its common stock capital fund. Boone Bank, Randall-Story Bank and State Bank are also restricted under Iowa law to paying dividends only out of their undivided profits. Additionally, the payment of dividends by the Banks is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and the Banks generally are prohibited from paying any dividends if, following payment thereof, the Bank would be undercapitalized. The Company has unconsolidated interest bearing deposits and marketable investment securities totaling $32,631,000 that are presently available to provide additional liquidity to the Banks.

The Company's total stockholders' equity increased to $93,622,000 at December 31, 2001, from $86,177,000 at December 31, 2000. At December 31, 2001, stockholders' equity was 15.0 percent of total assets, compared to 13.9 percent at December 31, 2000. Total equity increased due to retention of earnings and from appreciation in the Company and Banks' stock and bond portfolios. No material capital expenditures or material changes in the capital resource mix are anticipated at this time. The capital levels of the Company currently exceed applicable regulatory guidelines as of December 31, 2001.

Interest Rate Risk

Interest rate risk refers to the exposure of earnings and capital arising from changes in interest rates. Management's objectives are to control interest rate risk and to ensure predictable and consistent growth of earnings and capital. Interest rate risk management focuses on fluctuations in net interest income identified through computer simulations to evaluate volatility, varying interest rate, spread and volume assumptions. The risk is quantified and compared against tolerance levels.

The Company uses a third-party computer software simulation modeling program to measure its exposure to potential interest rate changes. For various assumed hypothetical changes in market interest rates, numerous other assumptions are made such as prepayment speeds on loans, the slope of the Treasury yield curve, the rates and volumes of the Company's deposits and the rates and volumes of the Company's loans. This analysis measures the estimated change in net interest income in the event of hypothetical changes in interest rates.

Another measure of interest rate sensitivity is the gap ratio. This ratio indicates the amount of interest-earning assets repricing within a given period in comparison to the amount of interest-bearing liabilities repricing within the same period of time. A gap ratio of 1.0 indicates a matched position, in which case the effect on net interest income due to interest rate movements will be minimal. A gap ratio of less than 1.0 indicates that more liabilities than assets reprice within the time period and a ratio greater than 1.0 indicates that more assets reprice than liabilities.

The simulation model process provides a dynamic assessment of interest rate sensitivity, whereas a static interest rate gap table is compiled as of a point in time. The model simulations differ from a traditional gap analysis because a traditional gap analysis does not reflect the multiple effects of interest rate movement on the entire range of assets, liabilities and ignores the future impact of new business strategies.

Ames National Corporation

Quantitative and Qualitative Disclosures About Market Risk

The Company's market risk is comprised primarily of interest rate risk arising from its core banking activities of lending and deposit taking. Interest rate risk is the risk that changes in market interest rates may adversely affect the Company's net interest income. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Company's primary market risk exposure and how that exposure was managed in 2001 changed when compared to 2000.

Based on a simulation modeling analysis performed as of December 31, 2001, the following table presents the estimated change in net interest income in the event of hypothetical changes in interest rates for the various rate shock levels:

Net Interest Income at Risk

Estimated Change in Net Interest Income for year ending December 31, 2002

	$ Change	% Change
+200 Basis Points	$99,000	0.5%
+100 Basis Points	269,000	1.3%
Base	0	0.0%
-100 Basis Points	(526,000)	-2.6%
-200 Basis Points	(817,000)	-4.0%

As shown above, at December 31, 2000, the estimated effect of an immediate 200 basis point increase in interest rates would increase the Company's net interest income by .5 percent or approximately $99,000 in 2002. The estimated effect of an immediate 200 basis point decrease in rates would decrease the Company's net interest income by 4.0 percent or approximately $817,000 in 2002. The Company's Asset Liability Management Policy establishes parameters for a 200 basis point change in interest rates. Under this policy, the Company and the Banks' objective is to properly structure the balance sheet to prevent a 200 basis point change in interest rates from causing a decline in net interest income by more than 15 percent in one year compared to the base year that hypothetically assumes no change in interest rates.

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions. Actual values may differ from those projections set forth above. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates. Current interest rates on certain liabilities are at a level that does not allow for significant repricing should market interest rates decline considerably.

CONTRACTUAL MATURITY OR REPRICING

The following table sets forth the estimated maturity or re-pricing and the resulting interest sensitivity gap, of the Company's interest-earning assets and interest-bearing liabilities and the cumulative interest sensitivity gap at December 31, 2001. The expected maturities are presented on a contractual basis. Actual maturities may differ from contractual maturities because of prepayment assumptions, early withdrawal of deposits and competition (dollars in thousands).

	Less than three months	Three months to one year	One to five years	Over five years	Cumulative Total
Interest-earning assets					
Interest-bearing deposits with banks	$150	-	$100	-	$250
Federal funds sold	29,350	-	-	-	29,350
Investments *	4,940	23,683	81,324	103,831	213,778
Loans	63,161	21,169	161,316	83,568	329,214
Total interest-earning assets	$97,601	$44,852	$242,740	$187,399	$572,592
Interest-bearing liabilities					
Interest bearing demand deposits	$108,509	-	-	-	$108,509
Money market and savings deposits	138,342	-	-	-	138,342
Time certificates < $100,000	33,305	77,011	41,700	2,130	154,146
Time certificates > $100,000	16,771	24,590	6,355	-	47,716
Other borrowed funds	11,596	-	-	-	11,596
Total interest-bearing liabilities	$308,523	$101,601	$48,055	$2,130	$460,309
Interest sensitivity gap	($210,922)	($56,749)	$194,685	$185,269	$112,283
Cumulative interest sensitivity gap	($210,922)	($267,671)	($72,986)	$112,283	$112,283
Cumulative interest sensitivity gap as a percent of total assets	-34.05%	-43.22%	-11.78%	18.13%	

*Investments with maturities over 5 years include the market value of equity securities of $26,157.

As of December 31, 2001, the Company's cumulative gap ratios for assets and liabilities repricing within three months and within one year were .34 and .43 respectively, meaning more liabilities than assets are scheduled to reprice within these periods. This situation suggests that a decrease in market interest rates may benefit net interest income and that an increase in interest rates may negatively impact the Company. The liability sensitive gap position is largely the result of classifying the interest bearing NOW accounts, money market accounts and savings accounts as immediately repriceable. Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities and periods to repricing, they may react differently to changes in market interest rates. Also, interest rates on assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other assets and liabilities may follow changes in market interest rates. Additionally, certain assets have features that restrict changes in the interest rates of such assets, both on a short-term basis and over the lives of such assets.

Effect of New Statements of Financial Accounting Standards

In July 2001, the Financial Accounting Standards Board (FASB) issued two statements, Statement 141, Business Combinations and Statement 142, Goodwill and Other Intangible Assets. Statement 141 eliminates the pooling method for accounting for business combinations and requires that intangible assets that meet certain criteria be reported separately from goodwill. Statement 142 eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life. It also requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life and require the carrying value of goodwill which exceeds its implied fair value to be recognized as an impairment loss.

The provisions of FASB 141 apply to all business combinations initiated after June 30, 2001, and all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001 or later. The provisions of FASB Statement 142 are required to be implemented by the Company in the first quarter of 2002. The adoption of these standards will not have an effect on the Company's consolidated financial statements.

Inflation

The primary impact of inflation on the Company's operations is increased asset yields, deposit costs and operating overhead. Unlike most industries, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than they would on non-financial companies. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. The effects of inflation can magnify the growth of assets and if significant, require that equity capital increase at a faster rate than would be otherwise necessary.

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Ames National Corporation
Ames, Iowa

We have audited the accompanying consolidated balance sheet of Ames National Corporation and subsidiaries as of December 31, 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Ames National Corporation and subsidiaries as of December 31, 2000 and for the years ended December 31, 2000 and 1999 were audited by other auditors whose report, dated March 2, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ames National Corporation and subsidiaries as of December 31, 2001, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP
Des Moines, Iowa
January 28, 2002

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM International

The Board of Directors
Ames National Corporation
Ames, Iowa

We have audited the accompanying consolidated balance sheet of Ames National Corporation and subsidiaries as of December 31, 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Ames National Corporation and subsidiaries as of December 31, 2000 and for the years ended December 31, 2000 and 1999 were audited by other auditors whose report, dated March 2, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ames National Corporation and subsidiaries as of December 31, 2001, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP
Des Moines, Iowa
January 28, 2002

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

Ames National Corporation

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000

ASSETS	2001	2000
Cash and due from banks (Note 2)	$42,459,156	$28,775,032
Federal funds sold (Note 10)	29,350,000	245,000
Interest bearing deposits in financial institutions	250,000	348,174
Securities available-for-sale (Notes 3 and 7)	213,778,175	232,706,157
Loans receivable, net (Notes 4 and 7)	323,043,166	344,014,727
Bank premises and equipment, net (Note 5)	7,183,655	5,216,301
Accrued income receivable	5,977,353	7,020,614
Other assets	238,477	1,058,762
Total assets	$622,279,982	$619,384,767
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits (Note 6)		
Demand	$62,796,265	$54,597,366
NOW accounts	108,509,319	96,328,264
Savings and money market	138,342,052	122,321,564
Time, $100,000 and over	47,716,458	63,894,549
Other time	154,145,161	156,287,112
Total deposits	511,509,255	493,428,855
FHLB advances (Note 7)	1,000,000	16,000,000
Federal funds purchased and securities sold under agreements to repurchase	10,596,174	19,007,419
Dividend payable	1,312,596	1,248,917
Deferred taxes (Note 9)	1,188,670	158,450
Accrued expenses and other liabilities	3,051,289	3,363,665
Total liabilities	528,657,984	533,207,306
COMMITMENTS AND CONTINGENCIES (Note 10)		
STOCKHOLDERS' EQUITY (Note 11)		
Common stock, $5 par value, authorized 6,000,000 shares; issued 3,153,230 shares	15,766,150	15,766,150
Additional paid-in capital	25,393,028	25,428,994
Retained earnings	49,397,011	44,036,378
Treasury stock, at cost; 2001 28,001shares, 2000 30,937 shares	(1,530,805)	(1,677,605)
Accumulated other comprehensive income, net unrealized gain on securities available-for-sale	4,596,614	2,623,544
Total stockholders' equity	93,621,998	86,177,461
Total liabilities and stockholders' equity	$622,279,982	$619,384,767

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Interest and dividend income:			
Loans	$27,891,379	$28,306,128	$24,386,312
Securities	11,590,918	14,313,751	14,838,813
Federal funds sold	829,083	376,851	293,594
Dividends	1,162,176	1,020,822	842,823
	41,473,556	44,017,552	40,361,542
Interest expense:			
Deposits	17,791,314	20,937,730	18,893,947
Other borrowed funds	1,091,319	3,322,924	1,087,013
	18,882,633	24,260,654	19,980,960
Net interest income	22,590,923	19,756,898	20,380,582
Provision for loan losses (Note 4)	897,540	460,049	166,260
Net interest income after provision for loan losses	21,693,383	19,296,849	20,214,322
Noninterest income:			
Trust department income	948,499	879,686	932,291
Service fees	1,585,036	1,454,528	1,594,549
Securities gains, net (Note 3)	1,197,050	715,929	1,265,520
Recovery of written-off investment	-	-	846,407
Other	1,349,459	1,079,821	1,111,317
Total noninterest income	5,080,044	4,129,964	5,750,084
Noninterest expense:			
Salaries and employee benefits (Note 8)	6,834,588	6,347,357	6,151,031
Data processing	1,772,726	1,557,875	1,793,307
Occupancy expenses	726,049	708,188	706,895
Other operating expenses	2,253,920	2,098,580	2,557,315
Total noninterest expense	11,587,283	10,712,000	11,208,548
Income before income taxes	15,186,144	12,714,813	14,755,858
Provision for income taxes (Note 9)	4,638,806	3,595,951	4,428,716
Net income	$10,547,338	$9,118,862	$10,327,142
Basic earnings per share (Note 1)	$3.38	$2.92	$3.31

See Notes to Consolidated Financial Statements.

Ames National Corporation

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2001, 2000 and 1999

	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, December 31, 1998		$15,766,150	$25,272,044	$34,186,419	$(1,806,351)	$5,690,292	$79,108,554
Comprehensive income:							
Net income	$10,327,142	------	------	10,327,142	------	------	10,327,142
Other comprehensive (loss), unrealized (losses) on securities, net of reclassification adjustment, net of tax (Note 3)	(7,715,983)	------	------	------	------	(7,715,983)	(7,715,983)
Total comprehensive income	$2,611,159						
Cash dividends declared, $1.50 per share		------	------	(4,664,207)	------	------	(4,664,207)
Purchase of 26,150 shares of treasury stock		------	------	------	(1,438,305)	------	(1,438,305)
Sale of 8,844 shares of treasury stock		------	35,007	------	420,501	------	455,508
Balance, December 31, 1999		15,766,150	25,307,051	39,849,354	(2,824,155)	(2,025,691)	76,072,709
Comprehensive income:							
Net income	$9,118,862	------	------	9,118,862	------	------	9,118,862
Other comprehensive income, unrealized gains on securities, net of reclassification adjustment, net of tax (Note 3)	4,649,235	------	------	------	------	4,649,235	4,649,235
Total comprehensive income	$13,768,097						
Cash dividends declared, $1.58 per share		------	------	(4,931,838)	------	------	(4,931,838)
Sale of 22,931 shares of treasury stock		------	121,943	------	1,146,550	------	1,268,493
Balance, December 31, 2000		15,766,150	25,428,994	44,036,378	(1,677,605)	2,623,544	86,177,461
Comprehensive income:							
Net income	$10,547,338	------	------	10,547,338	------	------	10,547,338
Other comprehensive income, unrealized gains on securities, net of reclassification adjustment, net of tax (Note 3)	1,973,070	-	-	-	-	1,973,070	1,973,070
Total comprehensive income	$12,520,408						
Cash dividends declared, $1.66 per share		------	------	(5,186,705)	------	------	(5,186,705)
Sale of 2,936 shares of treasury stock		------	(35,966)	------	146,800	------	110,834
Balance, December 31, 2001		$15,766,150	$25,393,028	$49,397,011	$(1,530,805)	$4,596,614	$93,621,998

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$10,547,338	$9,118,862	$10,327,142
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	897,540	460,049	166,260
Amortization and accretion	(58,859)	(9,227)	13,331
Depreciation	642,835	731,370	919,005
Provision for deferred taxes	(129,614)	(137,000)	12,500
(Gain) on sale of securities available-for-sale	(1,197,050)	(715,929)	(1,265,520)
(Gain) on sale of property and equipment	-	(94,135)	-
Recovery of written-off investment	-	-	(846,407)
Change in assets and liabilities:			
(Increase) decrease in accrued income receivable	1,043,261	(405,350)	(183,638)
(Increase) decrease in other assets	820,285	(382,484)	490,528
(Decrease) in accrued interest and other liabilities	(312,376)	(354,516)	(876,979)
Net cash provided by operating activities	12,253,360	8,211,640	8,756,222
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of securities available-for-sale	(47,350,981)	(28,065,802)	(85,097,789)
Proceeds from sale of securities available-for-sale	23,282,181	30,835,280	8,157,702
Proceeds from recovery of written-off investment	-	-	846,407
Proceeds from maturities of securities available-for-sale	47,385,595	26,795,364	56,773,055
Proceeds from sale of property and equipment	-	146,152	-
Net decrease in interest bearing deposits in financial institutions	98,174	378,222	679,102
Net decrease (increase) in federal funds sold	(29,105,000)	(160,000)	11,315,000
Net decrease (increase) in loans	20,074,021	(34,822,664)	(22,105,741)
Purchase of bank premises and equipment	(2,610,189)	(617,332)	(839,017)
Net cash provided by (used in) investing activities	11,773,801	(5,510,780)	(30,271,281)
CASH FLOWS FROM FINANCING ACTIVITIES			
Increase in deposits	18,080,400	8,809,148	2,107,009
Increase (decrease) in FHLB advances, federal funds purchased and securities sold under agreements to repurchase	(23,411,245)	(5,277,893)	29,755,604
Dividends paid	(5,123,026)	(4,867,972)	(4,585,605)
Treasury stock purchased	-	-	(1,438,305)
Proceeds from issuance of treasury stock	110,834	1,268,493	455,508
Net cash provided by (used in) financing activities	(10,343,037)	(68,224)	26,294,211
Net increase in cash and cash equivalents	13,684,124	2,632,636	4,779,152
CASH AND CASH EQUIVALENTS			
Beginning	28,775,032	26,142,396	21,363,244
Ending	$42,459,156	$28,775,032	$26,142,396

(Continued on Next Page)

Consolidated Statements Of Cash Flows (Continued)

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	$19,749,270	$24,720,709	$20,044,292
Income taxes	4,321,320	3,681,134	4,614,727

See Notes to Consolidated Financial Statements.

Note 1. Summary of Significant Accounting Policies

Description of business: Ames National Corporation and subsidiaries (the Company) operate in the commercial banking industry through its subsidiaries in Ames, Boone, Story City, and Nevada, Iowa. Loan and deposit customers are located primarily in Story, Boone, and Hamilton counties, Iowa and adjacent counties.

Segment information: The Company has one operating segment: banking. The banking segment generates revenues through personal, business, agricultural and commercial lending, management of the investment securities portfolio, providing deposit account services and providing trust services.

Consolidation: The consolidated financial statements include the accounts of Ames National Corporation (the Parent Company) and its wholly owned subsidiaries, First National Bank, Ames, Iowa; State Bank & Trust Co., Nevada, Iowa; Boone Bank and Trust Co., Boone, Iowa; and Randall-Story State Bank, Story City, Iowa (collectively, the Banks). All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Cash and cash equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

Securities available-for-sale: Securities available-for-sale consist of equity securities and debt securities not classified as trading or held-to-maturity and are carried at fair value. Unrealized holding gains and losses, net of deferred income taxes, are reported in a separate component of accumulated other comprehensive income until realized. Realized gains and losses on the sale of such securities are determined using the specific identification method and are reflected in the consolidated statements of income. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or call date of the related security.

Unrealized losses judged to be other than temporary are charged to operations.

Loans: Loans are stated at the principal amount outstanding, net of deferred loan fees and the allowance for loan losses. Interest on loans is credited to income as earned based on the principal amount outstanding. The Banks' policy is to discontinue the accrual of interest income on any loan when, in 90 days or more past due unless the loans are well collateralized and in the process of collection. Nonaccrual loans are returned to an accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to timely payment of principal or interest.

Allowance for loan losses: The allowance for loan losses is maintained at a level deemed appropriate by management to provide for known and inherent risks in the loan portfolio. The allowance is based upon a continuing review of past loan loss experience, current economic conditions, and the underlying collateral value securing the loans. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. Recoveries on loans charged-off and the provision for loan losses are added to the allowance.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using straight-line and accelerated methods over the estimated useful lives of the respective assets. Depreciable lives range from 3 to 7 years for equipment and 15 to 39 years for premises.

Trust department assets: Property held for customers in fiduciary or agency capacities is not included in the accompanying consolidated balance sheets, as such items are not assets of the Banks.

Income taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company files a consolidated federal income tax return, with each entity computing its taxes on a separate company basis. For state tax purposes, the Banks file franchise tax returns, while the Parent Company files a corporate income tax return.

Fair value of financial instruments: The following methods and assumptions were used by the Company in estimating fair value disclosures:

Cash and due from banks: The recorded amount of cash and due from banks approximates fair value.

Federal funds sold: The recorded amount of Federal funds sold approximates fair value, because of the short term nature of the instruments.

Interest-bearing deposits: The recorded amount of interest-bearing deposits approximates fair value.

Securities available-for-sale: Fair values of securities available-for-sale are based on bid prices published in financial newspapers, bid quotations received from securities dealers, or quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

Loans: The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates, which reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the historical experience, with repayments for each loan classification modified, as required, by an estimate of the effect of current economic and lending conditions. The effect of nonperforming loans is considered in assessing the credit risk inherent in the fair value estimate.

Deposit liabilities: Fair values of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings and NOW accounts, and money market accounts, are equal to the amount payable on demand as of the respective balance sheet date. Fair values of certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

FHLB advances: The recorded amount of FHLB advances approximates fair value because of the short-term nature of the instrument.

Other borrowings: The carrying amounts of federal funds purchased and securities sold under agreements to repurchase approximate fair value because of the short-term nature of the instruments.

Accrued income receivable and accrued interest payable: The carrying amounts of accrued income receivable and interest payable approximate fair value.

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Earnings Per Share: Basic earnings per share computations for the years ended December 31, 2001, 2000 and 1999, were determined by dividing net income by the weighted-average number of common shares outstanding during the years then ended. The Company had no potentially dilutive securities outstanding during the periods presented.

The following information was used in the computation of basic earnings per share for the years ended December 31, 2001, 2000, and 1999.

	2001	2000	1999
Basic EPS computation:			
Net income	$10,547,338	$9,118,862	$10,327,142
Weighted average common shares outstanding	3,123,885	3,120,375	3,118,427
Basic EPS	$3.38	$2.92	$3.31

Effect of new Statements of Financial Accounting Standards: In July 2001, the Financial Accounting Standards Board (FASB) issued two statements, Statement 141, Business Combinations and Statement 142, Goodwill and Other Intangible Assets. Statement 141 eliminates the pooling method for accounting for business combinations and requires that intangible assets that meet certain criteria be reported separately from goodwill. Statement 142 eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life. It also requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life and require the carrying value of goodwill which exceeds its implied fair value to be recognized as an impairment loss.

The provisions of FASB 141 apply to all business combinations initiated after June 30, 2001, and all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001 or later. The provisions of FASB Statement 142 are required to be implemented by the Company in the first quarter of 2002. The adoption of these standards will not have an effect on the Company's consolidated financial statements.

Note 2. Restrictions on Cash and Due from Banks

The Federal Reserve Bank requires member banks to maintain certain cash and due from bank reserves. The subsidiary banks' reserve requirements totaled approximately $6,699,000 at December 31, 2001.

Note 3. Debt and Equity Securities

The carrying amount of securities and their approximate fair values at December 31, 2001 and 2000, are summarized below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2001:				
Securities available-for-sale:				
U.S. treasury	$12,237,419	$310,957	$ -------	$12,548,376
U.S. government agencies	59,085,647	1,789,720	17,706	60,857,661
State and political subdivisions	62,114,862	1,149,176	154,659	63,109,379
Corporate bonds	50,241,082	1,167,157	302,700	51,105,539
Equity securities	22,800,966	3,532,047	175,793	26,157,220
	$206,479,976	$7,949,057	$650,858	$213,778,175

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2000:				
Securities available-for-sale:				
U.S. treasury	$22,970,692	$192,215	$13,077	$23,149,830
U.S. government agencies	86,193,244	416,748	745,708	85,864,284
State and political subdivisions	60,644,943	947,188	181,099	61,411,032
Corporate bonds	43,739,245	244,474	816,714	43,167,005
Equity securities	14,992,738	4,121,268	-------	19,114,006
	$228,540,862	$5,921,893	$1,756,598	$232,706,157

The amortized cost and estimated fair value of securities available-for-sale as of December 31, 2001, are shown below by contractual maturity. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$28,113,269	$28,623,067
Due after one year through five years	78,781,164	81,324,254
Due after five years through ten years	61,696,352	62,553,594
Due after ten years	15,088,225	15,120,040
	183,679,010	187,620,955
Equity securities	22,800,966	26,157,220
	$206,479,976	$213,778,175

At December 31, 2001 and 2000, securities with a carrying value of approximately $31,360,000 and $39,307,000, respectively, were pledged as collateral on public deposits, repurchase agreements, and for other purposes as required or permitted by law.

Gross realized gains and gross realized losses on sales of available-for-sale securities were $1,200,323 and $3,273, respectively, in 2001, $790,793 in and $74,864, respectively, in 2000, and $1,290,456 and $24,936, respectively, in 1999.

The components of other comprehensive income (loss) – net unrealized gains (losses) on securities for the years ended December 31, 2001, 2000, and 1999, were as follows:

	2001	2000	1999
Unrealized holding gains (losses) arising during the period	$4,329,954	$8,095,667	$(10,982,072)
Reclassification adjustment for net gains realized in net income	(1,197,050)	(715,929)	(1,265,520)
Net unrealized gains (losses) before tax effect	3,132,904	7,379,738	(12,247,592)
Tax effect	(1,159,834)	(2,730,503)	4,531,609
Other comprehensive income (loss) - net unrealized gains (losses) on securities	$1,973,070	$4,649,235	$(7,715,983)

Note 4. Loans Receivable

The composition of net loans receivable at December 31, 2001 and 2000, is as follows:

	2001	2000
Commercial and agricultural	$72,997,606	$82,153,469
Real estate	235,295,873	243,394,465
Consumer	12,363,604	14,710,597
Other	8,556,838	9,865,302
	329,213,921	350,123,833
Less:		
Allowance for loan losses	(5,445,671)	(5,373,167)
Deferred loan fees	(725,084)	(735,939)
	$323,043,166	$344,014,727

Changes in the allowance for loan losses for the year ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Balance, beginning	$5,373,167	$4,986,474	$4,845,822
Provision for loan losses	897,540	460,049	166,260
Recoveries of loans charged-off	27,131	77,669	32,970
Loans charged-off	(852,167)	(151,025)	(58,578)
Balance, ending	$5,445,671	$5,373,167	$4,986,474

Loans are made in the normal course of business to directors, officers, and principal holders of equity securities of the Company and to their affiliates. The terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions with others and do not involve more than a normal risk of collectibility. Such loans amounted to $4,755,229 and $5,235,102 at December 31, 2001 and 2000, respectively. During the year ended December 31, 2001, total principal additions were $8,535,527 and total principal repayments were $9,015,400.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of these loans were $29,703,000 at December 31, 2000. Custodial escrow balances maintained in connection with the foregoing serviced loans, and included in demand deposits, were approximately $89,000 at December 31 2000. During 2001, all mortgage servicing rights on mortgage loans serviced for others were sold.

At December 31, 2001 and 2000, the Company had impaired loans of approximately $2,692,000 and $2,663,000, respectively, and no restructured loans. The allowance for loan losses related to these impaired loans was approximately $207,000 and $233,000 at December 31, 2001 and 2000, respectively. The average balances of impaired loans for the years ended December 31, 2001 and 2000, were $2,837,000 and $1,367,000, respectively. For the years ended December 31, 2001 and 2000, interest income which would have been recorded under the original terms of such loans was approximately $243,000 and $254,000, respectively, with $114,000 and $101,000, respectively, recorded.

The amount the Company will ultimately realize from these loans could differ materially from their carrying value because of future developments affecting the underlying collateral or the borrowers' ability to repay the loans. As of December 31, 2001, there were no material commitments to lend additional funds to customers whose loans were classified as impaired.

Note 5. Bank Premises and Equipment

The major classes of bank premises and equipment and the total accumulated depreciation as of December 31, 2001 and 2000, are as follows:

	2001	2000
Land	$1,042,869	$1,042,869
Buildings and improvements	5,648,698	5,495,324
Furniture and equipment	5,509,082	5,701,396
Construction in process	2,240,129	--------
	14,440,778	12,239,589
Less accumulated depreciation	7,257,123	7,023,288
	$7,183,655	$5,216,301

Note 6. Deposits

At December 31, 2001, the approximate maturities of time deposits are as follows:

Years ended December 31, 2001	
2002	$151,676,684
2003	25,031,477
2004	19,087,286
2005	3,936,002
2006 and thereafter	2,130,170
	$201,861,619

Interest expense on deposits is summarized as follows:

	2001	2000	1999
NOW accounts	$2,060,963	$3,112,960	$2,450,116
Savings and money market	3,665,428	5,030,644	4,430,422
Time, $100,000 and over	3,329,175	3,823,665	3,686,835
Other time	8,735,748	8,970,461	8,326,574
	$17,791,314	$20,937,730	$18,893,947

NOTE 7. FHLB ADVANCES

Advances from the Federal Home Loan Bank of Des Moines (FHLB) at December 31, 2001 and 2000, were as follows:

	2001		2000	
	Amount	Weighted-Average Interest Rate	Amount	Weighted-Average Interest Rate
Advance maturity within one year:				
Variable	$ -----	-%	$8,000,000	6.55%
Fixed	1,000,000	5.21	8,000,000	6.63
	$1,000,000		$16,000,000	

The advances are collateralized by FHLB stock and qualifying first mortgage loans representing 120% to 160% of the total advances outstanding.

NOTE 8. EMPLOYEE BENEFIT PLANS

The Company has a stock purchase plan for employees of the Company and its subsidiaries. The shares are sold at fair market value as determined by the Board of Directors of the Company. At December 31, 2001 and 2000, 14,000 shares were unissued and reserved for the plan. The 2001 and 2000 purchase price was $37.75 and $57.00 per share, respectively.

The Company has a qualified 401(k) profit-sharing plan that covers substantially all employees. The Company matches employee contributions up to a maximum of 2% of qualified compensation. In addition, contributions can be made on a discretionary basis by the Company on behalf of the employees. For the years ended December 31, 2001, 2000 and 1999. Company contributions to the plan were approximately $243,000, $188,000, and $246,000, respectively.

The Company has a qualified money purchase pension plan that covers substantially all employees. The Company contributes an amount equal to 5% of the participating employee's compensation. For the years ended December 31, 2001, 2000 and 1999, Company contributions to the plan were approximately $223,000, $188,800, and $184,700, respectively.

NOTE 9. INCOME TAXES

The components of income tax expense for the year ended December 31, 2001, 2000 and 1999 are as follows:

	Current	Deferred	Total
2001:			
Federal	$4,028,481	$(110,851)	$3,917,630
State	739,939	(18,763)	721,176
	$4,768,420	$(129,614)	$4,638,806
2000:			
Federal	$3,121,724	$(118,000)	$3,003,724
State	611,227	(19,000)	592,227
	$3,732,951	$(137,000)	$3,595,951
1999:			
Federal	$3,687,264	$11,314	$3,698,578
State	728,952	1,186	730,138
	$4,416,216	$12,500	$4,428,716

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes is a result of the following for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Computed "expected" tax expense	$5,163,289	$4,323,036	$5,016,992
Tax exempt interest and dividends	(1,222,985)	(1,180,343)	(917,000)
State taxes and other	698,502	453,258	328,724
	$4,638,806	$3,595,951	$4,428,716

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred liabilities at December 31, 2001 and 2000, are as follows:

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$1,523,580	$1,495,379
Other	45,619	18,632
Total gross deferred tax assets	1,569,199	1,514,011
Deferred tax liabilities:		
Unrealized gain on securities	2,701,584	1,541,750
Other	56,285	130,711
Total gross deferred tax liabilities	2,757,869	1,672,461
Net deferred tax asset (liability)	$(1,188,670)	$(158,450)

At December 31, 2001 and 2000, income taxes currently payable of approximately $469,000 and $22,000, respectively, are included in accrued interest and other liabilities.

Note 10. Commitments, Contingencies and Concentrations of Credit Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Company's commitments at December 31, 2001 and 2000, is as follows:

	2001	2000
Commitments to extend credit	$51,636,000	$49,540,000
Standby letters of credit	1,231,000	3,448,000
	$52,867,000	$52,988,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third-party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies and is required in instances which the Banks deem necessary.

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial statements.

Concentrations of credit risk: The Banks originate real estate, consumer, and commercial loans, primarily in Story, Boone, and Hamilton Counties, Iowa, and adjacent counties. Although the Banks have diversified loan portfolios, a substantial portion of their borrowers' ability to repay loans is dependent upon economic conditions in the Banks' market areas.

At December 31, 2001, the Company has a concentration of federal funds sold in the amount of $20,000,000 with one institution.

Note 11. Regulatory Matters

The Company and its subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and each subsidiary bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Company and each subsidiary bank met all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the federal banking regulators categorized the subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. Management believes there are no conditions or events since that notification that have changed the institution's category. The Company's and each of the subsidiary bank's actual capital amounts and ratios as of December 31, 2001 and 2000 are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total capital (to risk-weighted assets):						
Consolidated	$93,622	22.0%	$34,074	8.0%	$42,592	10.0%
Boone Bank & Trust	10,678	14.9	5,722	8.0	7,153	10.0
First National Bank	35,711	16.1	17,770	8.0	22,213	10.0
Randall-Story State Bank	7,248	15.7	3,683	8.0	4,604	10.0
State Bank & Trust	10,423	15.5	5,366	8.0	6,707	10.0
Tier 1 capital (to risk-weighted assets):						
Consolidated	$89,025	20.9%	$17,037	4.0%	$25,555	6.0%
Boone Bank & Trust	9,790	13.7	2,861	4.0	4,292	6.0
First National Bank	32,934	14.8	8,885	4.0	13,328	6.0
Randall-Story State Bank	6,672	14.5	1,842	4.0	2,763	6.0
State Bank & Trust	9,584	14.3	2,683	4.0	4,024	6.0
Tier 1 capital (to average-weighted assets):						
Consolidated	$89,025	13.9%	$25,702	4.0%	$32,128	5.0%
Boone Bank & Trust	9,790	9.9	3,971	4.0	4,964	5.0
First National Bank	32,934	9.2	14,772	4.0	17,841	5.0
Randall-Story State Bank	6,672	10.6	2,507	4.0	3,134	5.0
State Bank & Trust	9,584	9.6	3,985	4.0	4,981	5.0

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2000:						
Total capital (to risk-weighted assets):						
Consolidated	$88,699	21.4%	$33,101	8.0%	$41,376	10.0%
Boone Bank & Trust	10,246	12.8	8,915	8.0	7,091	10.0
First National Bank	34,587	15.0	18,430	8.0	23,038	10.0
Randall-Story State Bank	7,087	17.5	3,239	8.0	4,049	10.0
State Bank & Trust	10,146	15.2	5,327	8.0	6,658	10.0
Tier 1 capital (to risk-weighted assets):						
Consolidated	$83,525	20.2%	$16,550	4.0%	$24,825	6.0%
Boone Bank & Trust	9,360	13.2	2,836	4.0	4,255	6.0
First National Bank	31,707	13.8	9,215	4.0	13,823	6.0
Randall-Story State Bank	6,580	16.2	1,620	4.0	2,430	6.0
State Bank & Trust	9,310	14.0	2,663	4.0	3,995	6.0
Tier 1 capital (to average-weighted assets):						
Consolidated	$83,525	13.4%	$24,985	4.0%	$31,231	5.0%
Boone Bank & Trust	9,360	9.4	3,967	4.0	4,959	5.0
First National Bank	31,707	9.3	13,583	4.0	16,978	5.0
Randall-Story State Bank	6,580	10.9	2,412	4.0	3,015	5.0
State Bank & Trust	9,310	9.4	3,960	4.0	4,950	5.0

Note 12. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments (as described in Note 1) were as follows:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$42,459,156	$42,459,156	$28,775,032	$28,775,032
Federal funds sold	29,350,000	29,350,000	245,000	245,000
Interest-bearing deposits	250,000	250,000	348,174	348,174
Securities available-for-sale	213,778,175	213,778,175	232,706,157	232,706,157
Loans, net	323,043,166	329,024,000	344,014,727	336,670,000
Accrued income receivable	5,977,353	5,977,353	7,020,614	7,020,614
Financial liabilities:				
Deposits	511,509,225	515,208,098	493,428,855	493,428,855
FHLB advances	1,000,000	1,000,000	16,000,000	16,000,000
Other borrowings	10,596,174	10,596,174	19,007,419	19,007,419
Accrued interest	3,051,289	3,051,289	3,363,665	3,363,665
	Notional Amount	Unrealized Gain (Loss)	Notional Amount	Unrealized Gain (Loss)
Off-balance sheet items:				
Commitments to extend credit	$51,636,000	$------	$49,500,000	$------
Standby letters of credit	1,231,000	------	3,448,000	------

NOTE 13. PARENT COMPANY ONLY FINANCIAL STATEMENTS

Information relative to the Parent Company's balance sheets at December 31, 2001 and 2000, and statements of income and cash flows for each of the years in the three-year period ended December 31, 2001, is as follows:

STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and due from banks	$6,738	$1,826
Interest-bearing deposits in banks	2,166,465	1,149,364
Securities available-for-sale	30,464,217	25,750,486
Investment in bank subsidiaries	61,284,957	56,947,590
Loans receivable, net	258,227	2,659,071
Bank premises and equipment, net	503,101	490,688
Accrued income receivable	1,659,410	1,641,070
Other assets	25,504	333,711
Total assets	$96,368,619	$88,973,806
LIABILITIES AND EQUITY		
LIABILITIES		
Dividends payable	$1,312,596	$1,248,917
Deferred taxes	1,328,606	1,545,640
Accrued interest and other liabilities	105,419	1,788
Total liabilities	2,746,621	2,796,345
EQUITY		
Common stock, $5 par value; authorized 6,000,000 shares; issued 3,153,230 shares at December 31, 2001 and 2000	15,766,150	15,766,150
Additional paid-in capital	25,393,028	25,428,994
Retained earnings	49,397,011	44,036,378
Treasury stock, at cost; 2001 28,001 shares and 2000 30,937 shares	(1,530,805)	(1,677,605)
Accumulated other comprehensive income	4,596,614	2,623,544
Total equity	93,621,998	86,177,461
Total liabilities and equity	$96,368,619	$88,973,806

STATEMENTS OF INCOME
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Operating income:			
Equity in net income of bank subsidiaries	$9,122,748	$7,855,578	$8,860,252
Interest	953,071	808,091	625,736
Dividends	795,411	794,389	711,934
Rents	245,882	225,866	185,855
Security gains, net	1,092,808	741,456	1,206,011
	12,209,920	10,425,380	11,589,788
Operating expenses:			
Occupancy expense	178,802	178,191	164,069
Other	923,780	713,327	458,577
	1,102,582	891,518	622,646
Income before income taxes	11,107,338	9,533,862	10,967,142
Income tax expense	560,000	415,000	640,000
Net income	$10,547,338	$9,118,862	$10,327,142

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$10,547,338	$9,118,862	$10,327,142
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	66,781	65,247	55,931
Amortization and accretion, net	(13,493)	(13,497)	(8,410)
Provision for deferred taxes	-	-	3,300
(Gains) on sales of securities available-for-sale	(1,092,808)	(741,456)	(1,206,011)
Undistributed net income of bank subsidiaries	(1,994,748)	(727,578)	(1,976,254)
(Increase) in accrued income receivable	(18,340)	(39,369)	(72,418)
(Increase) decrease in other assets	308,207	(325,579)	803,779
Increase (decrease) in accrued interest payable and other liabilities	103,631	(845,213)	756,969
Net cash provided by operating activities	7,906,568	6,491,417	8,684,028
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of securities available-for-sale	(10,244,488)	(6,882,724)	(6,959,270)
Proceeds from sale of securities available-for-sale	4,025,880	4,949,983	2,107,310
Proceeds from maturities of securities available-for-sale	2,024,595	600,000	1,995,537
(Increase) decrease in interest bearing deposits in banks	(1,017,101)	(272,968)	679,102
(Increase) decrease in loans	2,400,844	(1,252,298)	(839,255)
Purchase of bank premises and equipment	(79,194)	(36,064)	(98,754)
Net cash (used in) investing activities	(2,889,464)	(2,894,071)	(3,115,330)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid	(5,123,026)	(4,867,972)	(4,585,605)
Treasury stock purchased	-	-	(1,438,305)
Proceeds from issuance of treasury stock	110,834	1,268,493	455,508
Net cash (used in) financing activities	(5,012,192)	(3,599,479)	(5,568,402)
Net increase (decrease) in cash and cash equivalents	4,912	(2,133)	296
CASH AND CASH EQUIVALENTS			
Beginning	1,826	3,959	3,663
Ending	$6,738	$1,826	$3,959

Note 14. Selected Quarterly Financial Data (Unaudited)

2001

	March 31	June 30	September 30	December 31
Total interest income	$10,689,478	$10,594,284	$10,206,893	$9,982,901
Total interest expense	5,526,539	5,139,785	4,496,532	3,719,777
Net interest income	5,162,939	5,454,499	5,710,361	6,263,124
Provision for loan losses	77,678	196,230	283,229	340,403
Net income	2,580,058	2,717,398	2,682,320	2,567,562
Earnings per common share	0.83	0.87	0.86	0.82

2000

	March 31	June 30	September 30	December 31
Total interest income	$10,528,450	$11,073,835	$11,277,978	$11,137,289
Total interest expense	5,587,758	6,089,989	6,423,712	6,159,195
Net interest income	4,940,692	4,983,846	4,854,266	4,978,094
Provision for loan losses	105,943	156,230	84,174	113,702
Net income	2,009,439	2,388,061	2,430,373	2,290,989
Earnings per common share	0.64	0.77	0.78	0.73

Shareholder Information

Company Address

Ames National Corporation
P.O. Box 846
Ames, Iowa 50010
Telephone (515) 232-6251

Independent Auditors

McGladrey & Pullen, LLP
Des Moines, Iowa

Counsel

Nyemaster, Goode, Voigts, West, Hansell & O'Brien P.C.
Des Moines, Iowa

Annual Meeting

The Board of Directors of Ames National Corporation has established Wednesday, April 24, 2002, at 4:30 p.m. as the date of the Annual Meeting of Shareholders. We invite all shareholders to attend the meeting, which will be held at the Scheman Building, Room 220, Iowa State Center, Ames, Iowa.

Market Makers

Ames National Corporation's common stock is traded in the over-the-counter market under the symbol "ATLO". Market makers in the stock include US Bancorp Piper Jaffray, 402 Main Street, Ames, IA 50010 (515-233-4064), Howe Barnes Investments, Inc., 135 So. LaSalle, Chicago, IL 60603 (312-655-3000), and Monroe Securities, Inc., 47 State St., Rochester, NY 14614 (800-766-5560).

Form 10-K and Other Information

The company submits an annual report to the Securities and Exchange Commission on Form 10-K. Shareholders may obtain copies of Form 10-K without charge by writing to Ames National Corporation, P.O. Box 846, Ames, Iowa 50010, attention Daniel L. Krieger, President.

The Company filings with the Securities and Exchange Commission can be located at www.sec.gov/edgar/searchedgar/formpick.htm by typing "Ames National" in the company search field.

Market Price and Dividend Information

On February 28, 2002, the Company had approximately 562 shareholders of record. The Company's common stock is traded in the over-the-counter market under the symbol "ATLO". Trading in the Company's common stock is, however, relatively limited. Based on information provided to and gathered by the Company on an informal basis, the Company believes that the high and low sales price for the common stock on a per share basis during the last two years is as follows:

2001			2000		
	Market Price			Market Price	
Quarter	High	Low	Quarter	High	Low
1st	$55.00	$40.00	1st	$55.00	$55.00
2nd	44.50	36.25	2nd	57.00	55.00
3rd	41.50	36.55	3rd	57.00	57.00
4th	40.00	35.75	4th	55.00	55.00

The Company declared aggregate annual cash dividends in 2001 and 2000 of $5,187,000 and $4,932,000, respectively, or $1.66 per share in 2001 and $1.58 per share in 2000. In February 2002, the Company declared an aggregate cash dividend of $1,313,000 or $.42 per share. Quarterly dividends declared during the last two years were as follows:

	2001	2000
Quarter	Cash dividends declared per share	Cash dividends declared per share
1st	$0.40	$0.38
2nd	0.42	0.40
3rd	0.42	0.40
4th	0.42	0.40

The decision to declare any such cash dividends in the future and the amount thereof rests within the discretion of the Board of Directors of the Company and will be subject to among other things, the future earnings, capital requirements and financial condition of the Company and certain regulatory restrictions imposed on the payment of dividends by the Banks. Such restrictions are discussed in greater detail in the Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources.